RALLY

Bill of Sale

As of November 25, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#96CHARZRD
Description:	1996 Pokemon Japanese Base Set No Rarity Symbol Holo Charizard #6 PSA MINT 9
Total Acquisition Cost:	$ 57,877.00
Consideration: Cash (%) Equity (%) Total	$ 57,877.00 (100%) $ 0 (0%) $ 57,877.00 (100%)